October 30, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Ruairi Regan

Re:  Arrived Homes, LLC

Offering Statement on Form 1-A

Filed September 18, 2020

File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 15, 2020, providing the Staff’s comments with respect to the offering statement on Form 1-A (the “Offering Statement”). Concurrently with the filing of this response letter, we have filed an amendment on Form 1-A/A to the Offering Statement (the “Form 1-A Amendment”), which incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form1-A

Description of Business, page 33

1.	We note that you plan to lease to tenants on a 12-24 month lease. Please revise to clarify how your disposition policies match the planned lease agreements. For example, disclose whether your ability to dispose at "optimum value" as referenced on page 39 is subject to the lessee's rights.

Response: We have revised our disclosure in the Form 1-A Amendment as requested in the above comment.

Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

Description of the Property Management Agreement, page 40

2.	Please describe the material terms of your property management agreements with Blue Canopy Realty.

Response: We have revised our disclosure in the Form 1-A Amendment to describe the material terms of our property management agreements with Blue Canopy Realty. We note that these agreements have not yet been executed by the parties. We will file conformed copies of the signed agreements as exhibits to our next filing.

The Series Properties, page 45

3.	Please tell us what consideration you gave to disclosing the age of the property components and any anticipated capital expenditures during your expecting holding period.

Response: With respect to each series property, we indicate the date of construction of that property. We have added in the Form 1-A Amendment for each series additional information relating to recent inspection and repair history along with a statement of our policy with respect to accounting for repairs and improvements.

4.	We note that you have provided an audited balance sheet of Arrived Homes, LLC (the “Company”) as of July 13, 2020. We further note your statement that as of such date the Company has not yet commenced operations and each Series will be formed in the fourth quarter of 2020. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response: For future reporting periods, we intend to have each series that has commenced operations audited on an annual basis and to present these series audited financial statements separately and on a consolidated basis with the financial statements of the Company. The audit opinion that we intend to be provided along with the audited financial statements will cover each of the audited series as well as the Company audited as a whole.

5.	Please tell us what consideration you gave to providing historical financial statements of the properties for the period that they were owned by Arrived Homes, LP (the “owner affiliate”), and to providing pro forma financial statements reflecting your expected acquisition of such properties from the owner affiliate. Refer to Part F/S of Form 1-A for financial statements requirements.

Response: We have revised our disclosure in the Form 1-A Amendment to indicate that our initial two series, Arrived Homes Series Lierly LLC and Arrived Homes Series Soapstone LLC, have commenced operations and have acquired their respective properties. We have also attached as exhibits to the Form 1-A Amendment audited financial statements of each of the acquired properties and we have provided the required pro forma information.

Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

Appraised Value, page 46

6.	Please file consents of the experts who provided the appraised values referenced in this section and filed as exhibits. Refer to Exhibit 11 of Item 17 of Form 1-A.

Response: We have revised our disclosure in the Form 1-A Amendment to remove references to specific valuation reports and to remove as exhibits the valuation reports that were listed in the exhibit index in the Offering Statement. Because these valuation reports are provided through web-based automated valuation service providers, it will not be possible to obtain the consents of experts required under Item 17 of the Form 1-A.

Management Compensation, page 57

7.	Please disclose the estimated dollar amount of asset management fees and maximum reimbursement for expenses, including how these amounts are determined. Assume the maximum amount is raised and assume you utilize your target leverage, as applicable, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5. Also, clarify how the property management and disposition fees are determined and the amount of the property management fee.

Response: We have revised our disclosure in the Form 1-A Amendment to include the estimated dollar amount of asset management fees and maximum reimbursement of expenses assuming, alternatively, that the maximum amount is raised and the target leverage is utilized. We have placed this information in the offering circular pages relating to the specific series properties being offered and their related use of proceeds pages. Additionally, we have expanded our disclosure in the Management Compensation section to explain how the various categories of compensation are calculated.

8.	We note your disclosure on page 57 that you intend to reimburse the manager for the compensation and expenses of your directors. Please provide the disclosure required by Item 11 of Form 1-A of all proposed compensation to be paid to individuals in their capacities as executive officers or directors.

Response: We do not intend to reimburse the manager for compensation and expenses of our directors. Any reimbursement to the manager will relate only to the manager’s out of pocket expenses. We have revised our disclosure in the Form 1-A Amendment to clarify that we do not pay any personnel of the manager who may be performing management or director services on our behalf.

Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ryan Frazier, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Arrived Homes, LLC

By: Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

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